UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Box, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

10316T104

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,774,546
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,774,546
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,774,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,249,341
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,249,341
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,249,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,173,357
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,173,357
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,173,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		676,215
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

676,215
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

676,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		676,215
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

676,215
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

676,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,318,340
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,318,340
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,318,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		642,125
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

642,125
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

642,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		642,125
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

642,125
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

642,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,774,546
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,774,546
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,774,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,774,546
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,774,546
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,774,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,774,546
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,774,546
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,774,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,774,546
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,774,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,774,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,774,546
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,774,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,774,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 10316T104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 7,249,341 Shares beneficially owned by Starboard V&O Fund is approximately $117,703,792, excluding brokerage commissions. The aggregate purchase price of the 1,173,357 Shares beneficially owned by Starboard S LLC is approximately $18,885,896, excluding brokerage commissions. The aggregate purchase price of the 676,215 Shares beneficially owned by Starboard C LP is approximately $10,881,637, excluding brokerage commissions. The aggregate purchase price of the 642,125 Shares beneficially owned by Starboard L Master is approximately $10,344,717, excluding brokerage commissions. The aggregate purchase price of the 2,033,508 Shares held in the Starboard Value LP Account is approximately $31,874,509, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 22, 2020, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”), and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed (i) to increase the size of the Board from nine (9) directors to twelve (12) directors and appoint Jack Lazar as a Class III director and one additional Class II director, who will be selected from a list of candidates mutually agreed to by the Issuer and Starboard pursuant to the procedures described in the Agreement (collectively, the “Independent Designees”), to the Board; (ii) to identify and appoint one additional independent Class III director prior to the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”); (iii) that Rory O’Driscoll and Dylan Smith will not stand for re-election as directors at the 2020 Annual Meeting; (iv) that Josh Stein will resign from the Board effective as of the conclusion of the 2020 Annual Meeting; (v) to form an operating committee of the Board (the “Operating Committee”) to work with the Issuer’s Chief Executive Officer and management to identify and recommend opportunities for further improvement in growth and margin performance; (vi) to appoint Sue Barsamian, Kim Hammonds and Mr. Lazar to the Operating Committee, with Ms. Barsamian serving as Chair; and (vii) to provide at least one (1) Independent Designee the opportunity to serve on each standing committee of the Board and provide each Independent Designee the opportunity to serve on at least one (1) standing committee of the Board. Pursuant to the Agreement, the Issuer also agreed to reduce the size of the Board to nine (9) directors upon conclusion of the 2020 Annual Meeting and that during the Standstill Period (as defined below), the size of the Board will not be increased to more than nine (9) directors without the prior written consent of Starboard.

The Agreement also provides that if any Independent Designee (or any replacement director) ceases to be a director for any reason prior to the end of the Standstill Period and at such time Starboard beneficially owns in the aggregate at least the lesser of three percent (3.0%) of the Issuer’s then outstanding Shares and 4,560,420 Shares, then Starboard has the ability to recommend a substitute person to serve on the Board who meets certain independence and experience criteria, in accordance with the terms of the Agreement.

15

CUSIP No. 10316T104

Pursuant to the terms of the Agreement, Starboard agreed, among other things, that Starboard shall appear in person or by proxy at the 2020 Annual Meeting and vote all of the Shares beneficially owned by Starboard at the 2020 Annual Meeting (i) in favor of all directors nominated by the Board for election, (ii) in favor of the ratification of the Issuer’s registered public accounting firm for the fiscal year ended January 31, 2021, (iii) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal and (iv) in accordance with the Board’s recommendation with respect to any other Issuer proposal or stockholder proposal or nomination presented at the 2020 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to (i) the Issuer’s “say-on-pay” proposal, (ii) any other Issuer proposal or stockholder proposal presented at the 2020 Annual Meeting, or (iii) the election of any director, then, in each case, Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the Issuer’s 2021 annual meeting of stockholders and (y) the date that is one hundred (100) days prior to the first anniversary of the 2020 Annual Meeting (the “Standstill Period”), prohibiting it from, among other things: (i) soliciting proxies or consents with respect to securities of the Issuer; (ii) entering into a voting agreement or forming, joining or participating in a “group” with other stockholders of the Issuer, other than certain affiliates of Starboard; (iii) seeking or submitting or encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors; (iv) submitting any proposal for consideration by stockholders of the Issuer at any annual or special meeting of stockholders or through any written consent, soliciting a third party to make an acquisition proposal, commenting on any third-party acquisition proposal or calling or seeking a special meeting of stockholders or act by written consent; (v) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement; or (vi) advising, encouraging, supporting, or influencing any person with respect to the voting or disposition of the Shares.

The Issuer and Starboard also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to jointly issue a press release announcing certain terms of the Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 152,013,985 Shares outstanding, as of March 16, 2020, which is the total number of Shares outstanding as disclosed by the Issuer to Starboard in connection with the Agreement.

A.	Starboard V&O Fund
(a)	As of the close of business on March 20, 2020, Starboard V&O Fund beneficially owned 7,249,341 Shares.

Percentage: Approximately 4.8%

16

CUSIP No. 10316T104

(b)	1. Sole power to vote or direct vote: 7,249,341
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,249,341
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on March 20, 2020, Starboard S LLC beneficially owned 1,173,357 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,173,357
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,173,357
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on March 20, 2020, Starboard C LP beneficially owned 676,215 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 676,215
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 676,215
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 676,215 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 676,215
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 676,215
4. Shared power to dispose or direct the disposition: 0

17

CUSIP No. 10316T104

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 676,215 shares owned by Starboard C LP and (ii) 642,125 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,318,340
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,318,340
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on March 20, 2020, Starboard L Master beneficially owned 642,125 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 642,125
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 642,125
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 642,125 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 642,125
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 642,125
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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H.	Starboard Value LP
(a)	As of the close of business on March 20, 2020, 2,033,508 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 7,249,341 Shares owned by Starboard V&O Fund, (ii) 1,173,357 Shares owned by Starboard S LLC, (iii) 676,215 Shares owned by Starboard C LP, (iv) 642,125 Shares owned by Starboard L Master, and (v) 2,033,508 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 11,774,546
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,774,546
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 7,249,341 Shares owned by Starboard V&O Fund, (ii) 1,173,357 Shares owned by Starboard S LLC, (iii) 676,215 Shares owned by Starboard C LP, (iv) 642,125 Shares owned by Starboard L Master and (v) 2,033,508 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 11,774,546
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,774,546
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 7,249,341 Shares owned by Starboard V&O Fund, (ii) 1,173,357 Shares owned by Starboard S LLC, (iii) 676,215 Shares owned by Starboard C LP, (iv) 642,125 Shares owned by Starboard L Master and (v) 2,033,508 Shares held in the Starboard Value LP Account.

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Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 11,774,546
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,774,546
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 7,249,341 Shares owned by Starboard V&O Fund, (ii) 1,173,357 Shares owned by Starboard S LLC, (iii) 676,215 Shares owned by Starboard C LP, (iv) 642,125 Shares owned by Starboard L Master and (v) 2,033,508 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 11,774,546
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,774,546
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 7,249,341 Shares owned by Starboard V&O Fund, (ii) 1,173,357 Shares owned by Starboard S LLC, (iii) 676,215 Shares owned by Starboard C LP, (iv) 642,125 Shares owned by Starboard L Master and (v) 2,033,508 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,774,546
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,774,546

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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CUSIP No. 10316T104

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 22, 2020, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

As previously disclosed, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account entered into forward contracts providing for the purchase of an aggregate of 462,720 Shares, 74,703 Shares, 42,684 Shares, 41,172 Shares, and 128,721 Shares, respectively (each a “November Forward Contract”). Each of the November Forward Contracts had a final valuation date of November 30, 2020, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account had the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account exercised the November Forward Contracts and thereby acquired an aggregate of 462,720 Shares, 74,703 Shares, 42,684 Shares, 41,172 Shares, and 128,721 Shares, respectively. Accordingly, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account is no longer a party to the November Forward Contracts.

As previously disclosed, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account entered into forward contracts providing for the purchase of an aggregate of 1,780,046 Shares, 286,839 Shares, 165,019 Shares, 156,952 Shares, and 511,144 Shares, respectively (each a “December 7 Forward Contract”). Each of the December 7 Forward Contracts had a final valuation date of December 7, 2020, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account had the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account exercised the December 7 Forward Contracts and thereby acquired an aggregate of 1,780,046 Shares, 286,839 Shares, 165,019 Shares, 156,952 Shares, and 511,144 Shares, respectively. Accordingly, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account is no longer a party to the December 7 Forward Contracts.

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CUSIP No. 10316T104

As previously disclosed, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account entered into forward contracts providing for the purchase of an aggregate of 1,150,570 Shares, 185,565 Shares, 106,757 Shares, 101,537 Shares, and 330,675 Shares, respectively (each a “December 21 Forward Contract”). Each of the December 21 Forward Contracts had a final valuation date of December 21, 2020, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account had the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account exercised the December 21 Forward Contracts and thereby acquired an aggregate of 1,150,570 Shares, 185,565 Shares, 106,757 Shares, 101,537 Shares, and 330,675 Shares, respectively. Accordingly, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account is no longer a party to the December 21 Forward Contracts.

As previously disclosed, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master sold short in the over the counter market American-style put options referencing an aggregate of 148,500 Shares, 24,300 Shares, 14,000 Shares and 13,200 Shares, respectively, which had an exercise price of $13.00 per Share and expired on September 20, 2019. On September 20, 2019, these put options were exercised by the counterparty and each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master thereby acquired an aggregate of 148,500 Shares, 24,300 Shares, 14,000 Shares and 13,200 Shares, respectively. Accordingly, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master no longer has any exposure to such put options.

As previously disclosed, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master sold short in the over the counter market American-style put options referencing an aggregate of 371,100 Shares, 60,800 Shares, 35,000 Shares and 33,100 Shares, respectively, which had an exercise price of $13.00 per Share and expired on September 20, 2019. On September 20, 2019, these put options were exercised by the counterparty and each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master thereby acquired an aggregate of 371,100 Shares, 60,800 Shares, 35,000 Shares and 33,100 Shares. Accordingly, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master no longer has any exposure to such put options.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1       Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld and Box, Inc., dated March 22, 2020.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

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SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Exercise of Forward Contract	1,150,570	18.3407	01/28/2020
Exercise of Forward Contract	920,213	17.9556	01/28/2020
Sale of February 2020 Put Option ($15.00 Strike Price)	(148,200)[1]	0.4600	01/28/2020
Sale of March 2020 Put Option ($15.00 Strike Price)	(151,400)[2]	0.5847	02/28/2020
Purchase of Class A Common Stock	47,925	14.8342	03/06/2020
Purchase of Class A Common Stock	47,925	14.8342	03/06/2020
Purchase of Class A Common Stock	7,843	13.9386	03/09/2020
Purchase of Class A Common Stock	7,842	13.9386	03/09/2020
Acquisition of Class A Common Stock Upon Assignment of March 2020 Put Option ($15.00 Strike Price)	28,900	15.0000	03/17/2020
Acquisition of Class A Common Stock Upon Assignment of March 2020 Put Option ($15.00 Strike Price)	1,400	15.0000	03/18/2020
Acquisition of Class A Common Stock Upon Assignment of March 2020 Put Option ($15.00 Strike Price)	121,100	15.0000	03/20/2020

Starboard Value and Opportunity S LLC

Exercise of Forward Contract	185,565	18.0721	01/28/2020
Exercise of Forward Contract	148,208	17.9555	01/28/2020
Sale of February 2020 Put Option ($15.00 Strike Price)	(24,200)[1]	0.4600	01/28/2020
Sale of March 2020 Put Option ($15.00 Strike Price)	(22,700)[2]	0.58470	02/28/2020
Purchase of Class A Common Stock	14,100	14.8342	03/06/2020
Purchase of Class A Common Stock	2,307	13.9386	03/09/2020
Acquisition of Class A Common Stock Upon Assignment of March 2020 Put Option ($15.00 Strike Price)	6,500	15.0000	03/17/2020
Acquisition of Class A Common Stock Upon Assignment of March 2020 Put Option ($15.00 Strike Price)	16,200	15.0000	03/20/2020

Starboard Value and Opportunity C LP

Exercise of Forward Contract	85,338	17.9557	01/28/2020
Exercise of Forward Contract	106,757	18.3412	01/28/2020
Sale of February 2020 Put Option ($15.00 Strike Price)	(14,000)[1]	0.4600	01/28/2020
Sale of March 2020 Put Option ($15.00 Strike Price)	(13,200)[2]	0.5847	02/28/2020
Purchase of Class A Common Stock	8,250	14.8342	03/06/2020
Purchase of Class A Common Stock	1,350	13.9386	03/09/2020
Acquisition of Class A Common Stock Upon Assignment of March 2020 Put Option ($15.00 Strike Price)	13,200	15.0000	03/20/2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Exercise of Forward Contract	101,537	18.0721	01/28/2020
Exercise of Forward Contract	81,021	17.9553	01/28/2020
Sale of February 2020 Put Option ($15.00 Strike Price)	(13,600)[1]	0.4600	01/28/2020
Sale of March 2020 Put Option ($15.00 Strike Price)	(12,700)[2]	0.5847	02/28/2020
Purchase of Class A Common Stock	7,650	14.8342	03/06/2020
Purchase of Class A Common Stock	1,252	13.9386	03/09/2020
Acquisition of Class A Common Stock Upon Assignment of March 2020 Put Option ($15.00 Strike Price)	2,400	15.0000	03/17/2020
Acquisition of Class A Common Stock Upon Assignment of March 2020 Put Option ($15.00 Strike Price)	100	15.0000	03/18/2020
Acquisition of Class A Common Stock Upon Assignment of March 2020 Put Option ($15.00 Strike Price)	10,200	15.0000	03/20/2020

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Exercise of Forward Contract	265,220	17.3422	01/28/2020
Exercise of Forward Contract	330,675	16.2766	01/28/2020
Purchase of Class A Common Stock	24,150	14.8342	03/06/2020
Purchase of Class A Common Stock	3,952	13.9386	03/09/2020

1 Represents shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $15.00 per share and expired worthless pursuant to their terms on February 21, 2020.

2 Represents shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $15.00 per share and an expiration date of March 20, 2020.